ASX [LOGO]
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

8 August 2005

pSivida Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of pSivida Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending the release of an announcement.

Security Code: PSD

/s/ Jill Hewitt
Jill Hewitt
Companies Adviser

8 August 2005

BY FACSIMILE: 9221 2020
Ms Christine Panetta
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Ms Panetta

Voluntary Suspension Request

Following on from the voluntary trading halt due to end at the opening of trading on the ASX on 8 August 2005, the company requests under listing rule 17.2 a voluntary suspension from quotation, pending the release of an announcement in relation to a placement of fully paid ordinary shares to be issued as American Depository Receipts (ADR’s) to primarily US institutions. The placement is being structured as a PIPE (Private Investment in Public Entity) and time is required for the PIPE to be finalised, before which an announcement would not be possible.

The company expects the voluntary suspension to end on the release of an announcement in relation to the placement, which is expected to occur on or before 8am (WST) on Monday, 15 August 2005.

The company is not aware of any reason why the voluntary suspension should not be granted.

This letter does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Yours sincerely

Aaron Finlay
Chief Financial Officer
and Company Secretary